UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Violin Memory, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92763A101
(CUSIP Number)

09/26/2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763A101	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Toshiba Corporation
I.R.S. No: 98-0109585
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

The place of organization is the country of Japan
	5.	SOLE VOTING POWER

		5,000,000
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		5,000,000
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,161,126
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.1%
12.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 92763A101	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Toshiba America Electronic Components, Inc.
I.R.S. No: 33-0795344
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

The place of organization is the state of California
	5.	SOLE VOTING POWER

NUMBER OF		4,161,126
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,161,126
WITH	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,161,126
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%
12.	TYPE OF REPORTING PERSON (see instructions)

CO

CUSIP No. 92763A101	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Violin Memory, Inc.

(b)	Address of Issuer’s Principal Executive Offices 4555 Great America Parkway Santa Clara, CA 95054

Item 2.

(a)	Name of Person Filing
	(1)	Toshiba Corporation
	(2)	Toshiba America Electronic Components, Inc.

(b)	Address of the Principal Office or, if none, residence
	(1)	1-1, 1-Chome, Minato-ku Tokyo, 105-8001, Japan
	(2)	9740 Irvine Boulevard Irvine, CA 92618

(c)	Citizenship
	(1)	Japan
	(2)	California

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 92763A101

Item 3. If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 92763A101	13G	Page 5 of 7 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages

(b)	Percent of class: See the responses to Item 11 on the attached cover pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages

	(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages

	(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.

	(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d -3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Instruction. Dissolution of a group requires a response to this item.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

CUSIP No. 92763A101	13G	Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014
Date

TOSHIBA CORPORATION

BY: /s/ Yasuo Naruke
Signature

Yasuo Naruke, Corporate Senior Vice President
Name/Title

February 14, 2014
Date

TOSHIBA AMERICA ELECTRONIC COMPONENTS, INC.

BY: /s/ Takanori Nakazawa
Signature

Takanori Nakazawa, Chief Financial Officer
Name/Title

Exhibit No.	Exhibits	Page
99.1	Joint Filing Agreement	6

*Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Page 7 of 7 Pages

Exhibit No. 99.1 to schedule 13G

Joint Filing Agreement

February     , 2014

Toshiba Corporation and Toshiba American Electronic Components. Inc., hereby agree that, unless differentiated, this schedule 13D is filed on behalf of each of the parties.

February 14, 2014
Date

TOSHIBA CORPORATION

BY: /s/ Yasuo Naruke
Signature

Yasuo Naruke, Corporate Senior Vice President
Name/Title

February 14, 2014
Date

TOSHIBA AMERICA ELECTRONICS COMPONENTS, INC.

BY: /s/ Takanori Nakazawa
Signature

Takanori Nakazawa, Chief Financial Officer
Name/Title